ABN 41 009 117 293

**FIRST AUSTRALIAN RESOURCES LIMITED**

*Incorporated in Western Australia*

January 6, 2004

04012042

04 JAN 13 AM 7:21

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

SUPPL

**EXEMPTION NUMBER 82-3494**

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

dlw 1/13

Lodgement with Australian Stock Exchange:
6 January 2004 - ASX Announcement & Media Release

*1st Floor, 87 Colin Street, West Perth, Western Australia 6005*
*PO Box 703, West Perth, Western Australia 6872*
*Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116*

6 January 2004

# ASX ANNOUNCEMENT AND MEDIA RELEASE

The Directors of First Australian Resources Ltd advise that agreement in principle has been reached with a member firm of the ASX to arrange a placement of 11 million ordinary fully paid shares at an issue price of 6.5 cents per share. Every two shares subscribed for will attract an attaching free option in the Company's existing series of listed options.

The placement is being made in accordance with ASX Listing Rule 7.1. A prospectus will be issued by the company and will be made available when the securities are offered. Anyone wishing to acquire the securities will need to complete the application form that will accompany the prospectus.

The Company has agreed to pay a commission equal to six (6) percent in respect of the securities placed. The Issue is not underwritten and has been arranged by Far East Capital Limited for no consideration.

A copy of the Prospectus will also be made available on the Company's website www.farnl.com.au.

The placement funds of up to $715,000 (before costs) raised will be used by the Company to fund its oil drilling program in China which commences this month; to fund the cost of appraising additional opportunities in the broader resources sector as foreshadowed in the September 2003 Quarterly Report; and for general working capital.

An Appendix 3B for the relevant securities to be issued is attached.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

41 009 117 293

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Shares<br>July 2005 Options |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 11,000,000 Ordinary Shares<br>5,500,000 July 2005 Options |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | 6.5 cents per Share, with one free July 2005 Option for every two shares applied for.<br><br>The July 2005 Options have an exercise price of 7 cents each on or before 31 July 2005. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Shares rank equally with existing Ordinary shares.<br><br>July 2005 Options rank equally with existing July 2005 Options (FAROA).<br><br>Options have no voting or dividend rights until exercised. |
| 5 | Issue price or consideration | Purchase price of 6.5 cents for each share.<br>Attaching July 2005 Options are free. |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | The funds raised pursuant to the issue will be used to fund its oil drilling program in China which commences around mid January; to fund the cost of appraising additional opportunities in the broader resources sector as foreshadowed in the September 2003 Quarterly Report; and for general working capital. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | Estimated date – 14 January 2004. |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 169, 434,323<br>84,969,021 | Ordinary Shares<br>31 July 2005 Options |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | | |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | NOT APPLICABLE |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are not applicable. |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

| | |
|---|---|
| *Tick to indicate you are providing the information or documents* | Items 35 – 42 are not applicable |

### Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

+ See chapter 19 for defined terms.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director) Date: 6 January 2004

Print name: MICHAEL EVANS

+ See chapter 19 for defined terms.